May 21, 2013

BY EDGAR AND FEDEX

Mr. Jorge L. Bonilla

Mr. Jonathan Wiggins

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:	Colony Financial, Inc.

Form 10-K for the Fiscal Year Ended December 31, 2012

Filed March 11, 2013

File No. 001-34456

Dear Messrs. Bonilla and Wiggins:

This letter is submitted in response to comments from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in a letter dated May 10, 2013 (the “Comment Letter”) with respect to Colony Financial, Inc.’s (the “Company”) Form 10-K for the fiscal year ended December 31, 2012, which was filed with the Commission on March 11, 2013 (the “Form 10-K”), as amended on March 12, 2013, and the Company’s Form 8-K filed January 4, 2013, as amended on March 26, 2013 (the “Form 8-K”).

For your convenience, the Staff’s numbered comments set forth in the Comment Letter have been reproduced in bold herein with responses immediately following each comment. Unless otherwise indicated, page references in the reproductions of the Staff’s comments refer to the Form 10-K or Form 8-K, as applicable. Defined terms used herein but not otherwise defined herein have the meanings given to them in the Form 10-K or Form 8-K, as applicable.

Form 10-K for the Fiscal Year Ended December 31, 2012

Our Investments, page 47

1.	We note your disclosure of carrying and fair values of your investment portfolio by your target asset type. In future filings please reconcile the total carrying value in this table with the amounts included in your balance sheet, and reconcile the total fair values with amount disclosed in the notes to the financial statements.

Response: We will provide the requested additional disclosure in a footnote to the tables in our future periodic filings. We expect that the form of the disclosure will be as follows (the amounts referenced below are as of December 31, 2012):

The following amounts included in our consolidated balance sheet and in Note 9 to our consolidated financial statements in Item 1 of this Report form the basis of the carrying and fair values presented:

(Amounts in thousands)	Carrying Value	Fair Value
Investments in unconsolidated joint ventures	$877,081	$931,117
Loans held for investment, net	333,569	335,734
Beneficial interests in debt securities, available-for-sale	32,055	32,055
Other assets, net	11,079	11,079
Less: Embedded derivative liability associated with beneficial interests in debt securities	(3,898)	(3,898)
Less: Secured financing	(108,167)	(108,090)
Less: Noncontrolling interests	(59,699)	(60,029)

Total investments	$1,082,020	$1,137,968

2.	We note your disclosure of additional details and recent developments about your individual investments. In future filings please reconcile the information in this table to the amounts in your balance sheet.

Response: The information provided in the table appearing on pages 48-50 has evolved since the Company’s initial public offering in September 2009 as we continually seek to provide the most up-to-date and relevant information to our investors. To that end, we have periodically modified the information appearing in the table, removing certain details that have become less relevant with the Company’s growth, while adding other details that we believe to be more relevant. We have considered the Staff’s request and have taken a critical look at the information provided in the table. In our ongoing effort to improve the quality and relevance of our financial reporting, we expect that we will modify the content of this table in our future filings as follows:

•

Replace the column “Original Invested and Committed Equity” with “Current Investment” and “Committed Equity.” In the first several quarters following our initial public offering, we considered this a meaningful statistic that provided the relative magnitude of our investments. With a seasoned portfolio that includes investments with ongoing resolutions and liquidation events, we believe current investment carrying values and committed equity are more meaningful statistics than original invested and committed equity.

•

Add commitments as of balance sheet date. As stated above, we will provide current information by continuing to present the current carrying values of investments and adding a column presenting our future committed capital for each investment, if any. The total of all investment carrying values will agree to the table presenting carrying value by target asset type. The sum of the commitments would agree to amounts disclosed in the Contractual Obligations and Commitments table in the Liquidity and Capital Resources portion of our discussion.

•

Remove the columns “Company’s Proportionate Share of Current UPB” and “Company’s Proportionate Share of Real Estate.” Our proportionate share of current unpaid principal balance (“UPB”) and carrying value are provided by collateral type in the tables appearing on pages 62 and 63. As discussed in our response to comment #4, in future filings, we expect to provide additional information about how the carrying value of our proportionate share of loans is calculated. Since the tables on pages 62 and 63 present UPB and amortized cost side by side, we believe the format of those tables provides a better understanding of our portfolio. We believe removing the duplicative information appearing on pages 48-50 would improve the overall presentation of our periodic filings. To the extent that real estate assets are significant to an individual investment, we have provided incremental disclosure (e.g., our investment in CAH Operating Partnership, L.P. and its real estate portfolio) and will continue to provide similar disclosure in our future filings.

We expect that the form of the revised disclosure will be as follows. All columns with the exception of the date of initial investment will present the latest information as of the balance sheet date. We expect to continue to provide narrative descriptions of new investments and recent developments in our existing investments to the extent that they are material.

Our Investments	Date of Initial Investment	Investment Carrying Value (a)		Committed Equity (b)		Investment Description/Portfolio Status
Investment 1	Date	$	xx	$	xx	Description
Investment 2	Date		xx		xx	Description
Investment 3	Date		xx		xx	Description

Total		$	xx	$	xx

(a)	The total of all investment carrying values will agree to the total of the table presenting carrying and fair values by target asset type. The components that make up the total of the table presenting carrying and fair values by target asset type will be disclosed as described in our response to comment #1.
(b)	The total and/or the components of our commitments will agree to the information included in our Contractual Obligations and Commitments discussion.

Income from Our Investments, page 58

3.	We note your disclosure of income (loss) from your investments by type of investment, net of investment-related expenses and amounts attributable to noncontrolling interests. In future filings, please revise to include all of the disclosures required by Item 10(e) of Regulation S-K for non-GAAP measures of segment profit/loss that are not in conformity with ASC 280 or that are totals of the two segments’ profit or loss measure in any context other than the ASC 280 required reconciliation in the footnotes. Refer to Compliance & Disclosure Interpretations, Non-GAAP Financial Measures, Questions 104.03 and 104.04.

Response: Starting with the quarter ended March 31, 2013, we have revised our disclosure of income from our investments to provide additional detail and to reconcile the amounts to our GAAP financial statements and our segment footnote. Specifically, on pages 32 and 33 of Form 10-Q for the quarter ended March 31, 2013, we have presented for each period, income from our investments, related expenses and amounts attributable to noncontrolling interests by investment type, which agree to the segment information disclosed in Note 16. We also provided a summary reconciliation (the details of which are disclosed on page 35) to net income attributable to stockholders. We believe the revised disclosure provides the additional information requested by the Staff and intend to include similar disclosure in future filings.

Information About Our Real Estate Debt Portfolio, page 61

4.	We note your disclosure of certain characteristics of the loans and beneficial interests in securities held by you and the joint ventures and your proportionate share. In future filings please reconcile your total amortized cost in this table with the amounts of such investments included in your balance sheet.

Response: We will provide the requested additional disclosure in a footnote to the tables in our future periodic filings. We expect that the form of the disclosure will be as follows (the amounts referenced below are as of December 31, 2012):

The following table summarizes the amortized cost of the total portfolio and the Company’s proportionate share included in the table:

(Amounts in thousands)	Total Portfolio	Company’s Proportionate Share (a)
Loans receivable, net, on the Company’s consolidated balance sheet	$333,569	$240,914
Beneficial interests in debt securities on the Company’s consolidated balance sheet	32,055	31,895
Loans receivable, net, held by unconsolidated joint ventures	2,383,748	457,166
ADC loans held by unconsolidated joint ventures (b)	15,861	7,931

	$2,765,233	$737,906

(a)	Our proportionate share of amortized cost is calculated as our share of the loans and debt securities based upon our ownership interest in each respective investment entity.
(b)	Certain acquisition, development and development loans are accounted for under the equity method depending upon their characteristics.

Consolidated Statements of Operations, page F-4

5.	Please tell us what consideration you gave to the guidance of Article 9 of Regulation S-X and Industry Guide 3, including the presentation of net interest income and net interest income after provision for loan losses in your statements of operations. Refer to SAB Topic 11K (FASB ASC 942-10-S99-4).

Response: We have previously considered and periodically reassess the applicability of Article 9 of Regulation S-X, Industry Guide 3 and SAB Topic 11K and determined that the presentation of net interest income would not be a fair reflection of the Company’s operations or management’s view of the business for the following reasons:

•

We are not a “spread” lender and use only a limited amount of permanent leverage. Unlike traditional mortgage lenders and bank holding companies, we do not rely on profiting on the “spread” between borrowing rates and lending rates. We invest for a total return, which includes current yields on loans and, given our portfolio seasoning, capital gains on our acquired distressed loans with increasing frequency. We use a limited amount of leverage[1] and as of March 31, 2013, only two of our consolidated investments have investment-specific financing. The use of our credit facility has primarily been for short-term liquidity to temporarily finance the acquisition of our target assets and for general corporate purposes. We do not attribute borrowings on our credit facility to specific investments, as our usage of the credit facility is largely dependent upon and incidental to the timing of investment opportunities and how much cash we have available at the time. Therefore, the interest rate spread between borrowing rates and lending rates has not been a significant factor when making investment decisions. Likewise, although our April 2013 issuance of $200 million of convertible debt introduced permanent leverage, we view it as another source of liquidity rather than an opportunity to capitalize on the interest rate spread.

•

Most of our investments are held through unconsolidated joint ventures. As of March 31, 2013, approximately 69% of our income-producing assets were held through 44 unconsolidated joint ventures accounted for under the equity method. For the previous two years, that percentage ranged between 61% and 71%. Many of our unconsolidated joint ventures earn interest income and some incur interest expense. However, under the equity method, only our share of net income from each joint venture is presented in a single amount on our statement of operations rather than on a gross basis. During the two year period ended March 31, 2013, equity in income of unconsolidated joint ventures constituted approximately two-thirds of our total income appearing as a single amount on our statement of operations. Additionally, not all 43 unconsolidated joint ventures are engaged in the lending business or otherwise earn interest income. We invest in ventures that engage in a variety of activities, which are not distinguishable in our statement of operations as they are equity method investees. While our on-balance sheet loans result in the recognition of interest income and two of those loans have loan-on-loan financing, we believe that presenting net interest income resulting from the few on-balance sheet loans that may or may not have specific financing would be misleading because such presentation would associate interest expense on all debt, including non-investment-specific financing (i.e., our credit facility and our convertible debt issued in April 2013) with the few on-balance sheet loans, and could potentially result in a negative net interest income amount.

Due to our limited use of investment-specific financing and equity method accounting for a majority of our investments, we believe that the “matching” concept that underlies the net interest income presentation promulgated by the guidance referenced above does not apply to our investment portfolio. To present such a measure on the face of the income statement would be contrary to how we view and manage our business.

[1]

As of March 31, 2013, our consolidated leverage (debt as a percentage of total assets) was 6%, compared to a straight average of 72% for traditional commercial mortgage REITs (for purposes of this comparison, we include SFI, RSO, NRF, NCT and RAS). Effective leverage based on our pro rata share of assets and debt of unconsolidated joint ventures was 8%.

Note 2. Significant Accounting Policies

Investment in Real Estate, page F-11

6.	Please tell us and disclose in future filings your accounting policy regarding impairment of investments in real estate.

Response: We will include the following accounting policy regarding impairment of real estate in our future filings:

The Company evaluates its investments in real estate for impairment periodically or whenever events or changes in circumstances indicate that the carrying amounts may not be recoverable. The Company evaluates cash flows and determines impairments on a individual property basis. In making this determination, the Company reviews, among other things, current and estimated future cash flows associated with each property, market information for each sub-market, including, where applicable, competition levels, foreclosure levels, leasing trends, occupancy trends, lease or room rates, and the market prices of similar properties recently sold or currently being offered for sale, and other quantitative and qualitative factors. If an impairment indicator exists, the Company compares the expected future undiscounted cash flows to the carrying amount of the asset to evaluate whether the carrying value is recoverable. f the sum of the estimated undiscounted cash flows is less than the carrying amount of the asset, the Company would record an impairment loss for the difference between the estimated fair value and the carrying amount of the asset.

Note 4. Loans Receivable, page F-19

7.	With respect to the sale of the A-note (page F-19) and the sale of a participation interest in another loan (page F-20), please tell us how you considered ASC 320-10-25 in determining that these sales do not call into question your stated intent to hold other loans to maturity.

Our policy is to classify loans receivable as held for investment in accordance with ASC 310-10-35-47 and ASC 310-10-35-49 when we have the intent and ability to hold them for the foreseeable future. In making this determination, we consider a variety of factors, including but not limited to: our business plan and target returns from each investment based upon underwritten and actual loan performance, borrower risk profile, our liquidity needs, current and forecast economic environment and market conditions, and compliance with our credit facility as well as REIT and Investment Company Act of 1940 rules. Our on-balance sheet loan portfolio is limited to a few, large-balance loans, and we approach their classification on a loan-by-loan basis. As demonstrated by the following two examples, we continually assess our business plan for each of our loans and classify them according to our intent for the foreseeable future. Loans receivable arising from consumer, commercial, and real estate lending activities of financial institutions that have not been securitized are excluded from the definition of a debt security; therefore, we do not believe that our loans receivable are within the scope of ASC 320.

The sale of the A-note described on page F-19 relates to an investment we refer to as the Manhattan Landmark Buildings Loan, a $39.1 million first mortgage loan we originated upon the acquisition and concurrent restructuring of a $60 million first mortgage loan in March 2011. At origination and for several subsequent reporting periods, we did not have a plan of sale and expected to hold it for the foreseeable future while earning an 11% return on our investment, therefore classified the entire loan as held for investment on our balance sheets at March 31, 2011, June 30, 2011, September 30, 2011 and December 31, 2011. In February 2012, management started marketing the A-note for sale to a select group of potential investors and the sale was consummated in April 2012. The timing of the marketing was driven by a stabilization of the collateral property during the approximate one-year hold period, which made the sale of the A-note feasible. Although the mortgage loan initially was evidenced by a $19.55 million A-note and a $19.55 million B-note, the sale of the A-note was ultimately executed for $26 million to an investor with a higher yield requirement than the stated rate of the original A-note. In accordance with ASC paragraph 310-10-35-49, once the decision had been made to sell the loan, the carrying amount of the A-note with the original $19.55 million principal balance was classified as held-for-sale on the Company’s March 31, 2012 balance sheet. Although a new $26 million A-note had to be cut from the mortgage loan in order to consummate the sale to satisfy the buyer’s requirement, the exact terms were not known as of March 31, 2012. We continue to hold the B-note and expect to hold it for the foreseeable future.

A similar held-for-sale classification was made on the Company’s March 31, 2013 balance sheet in the amount of $33 million. The amount represents a portion of a $123.4 million loan we originated in March 2013, as our business plan calls for the sale of an A-note within a reasonable time frame for a more desirable risk-adjusted return from the retained B-note position. Additional details of this strategy and the reason for the held-for-sale designation are provided in Note 4 of our March 2013 financial statements.

The sale of a participation interest in another loan described on page F-20 relates to a loan we originated in September 2011 (the “Legacy Loan”), which shares the same corporate guarantor as a larger loan we acquired in May 2012 (the “New Loan”). We initially held a 100% interest in the Legacy Loan which was classified as held for investment. The opportunity arose to acquire the New Loan, which due to capital availability and size of the New Loan was necessarily consummated with two third-party investors (“Investor I” and “Investor II”). The economic interest in the New Loan is split as follows: approximately 60% to the Company, 30% to Investor I and 10% to Investor II. Because the two loans share the same corporate guarantor, all parties desired to achieve the same 60/30/10 economic ownership position across both loans in order to manage conflicts in the event that one or both loans have to be restructured, managed through default scenarios and/or remedies sought from the same guarantor. The solution effected by mutual agreement of the Company, Investor I and Investor II, to achieve the 60/30/10 split for the Legacy Loan, included the sale of an approximate 10% interest in the Legacy Loan to Investor II. The Company has not established a practice of selling loans receivable that are classified as held for investment, and this unique set of circumstances to mitigate potential conflicts between the same capital participants in two of the Company’s investments led the Company to sell the participation interest in the Legacy Loan.

Form 8-K filed January 4, 2013, as amended on March 26, 2013

8.	Please tell us how you determined that the acquisition of equity interests in ColFin American Investors, LLC and CAH Operating Partnership, L.P. (formerly known as CSFR Operating Partnership, L.P.) were not significant for purposes of providing financial statements and pro forma financial information as of the dates of the original investments and each additional investment, and provide us with your calculations of significance.

Response: On March 13, 2012 we committed $25 million in capital (subsequently increased to $150 million) for a 50% ownership interest in ColFin American Investors, LLC (“CAI”), a joint venture with an affiliated investment fund sponsored and managed by Colony Capital, LLC (“Colony”). From March 13, 2012 through July 31, 2012, CAI acquired 1,592 single-family properties with a total cost basis of approximately $250 million, including 779 properties that were acquired with in-place leases and deemed to be real estate operations within the scope of Rule 3-14. The Company evaluated its proportionate share of each acquisition to determine whether a Rule 3-14 reporting requirement was triggered. As of July 31, 2012, the Company’s proportionate share of homes acquired with in -place leases was approximately $41 million or 5% of its consolidated total assets as of December 31, 2011, which did not meet the significance tests under Rule 3-14.

In conjunction with the formation of Colony American Homes, Inc. (“CAH”), a newly-formed entity to act as Colony’s exclusive investment vehicle to own and operate single-family homes for rent as a single national portfolio, the Company and the affiliated fund committed an aggregate of $250 million of capital to CAH Operating Partnership, L.P. (“CAH OP”), CAH’s operating partnership, which contribution could be made in cash or other assets, in exchange for an associate general partner interest and a limited partner interest. During the period from August 6, 2012 to October 5, 2012, in satisfaction of capital calls made by CAH OP, the Company and the affiliated fund contributed their interests in CAI to CAH OP in exchange for operating partnership units (“OP units”). For purposes of evaluating the reporting requirements, the Company considered each contribution to be a partial disposition of our interest CAI and its underlying real estate. We considered the guidance in §2025.4 of the Division of Corporation Finance Financial Reporting Manual (“FRM”) and concluded that it did not apply to our transaction because the other investors were investing cash rather than assets or a business. Since the portion of our interest in CAI that was effectively disposed through dilution was less than 10% of our total assets at December 31, 2011, the transfer of interests in CAI to CAH OP did not trigger a reporting requirement.

Following the formation of CAH and the transfer and partial disposition of our interest in CAI, we evaluated additional contributions to CAH under S-X Rule 3-05. Pursuant to §2020.3 of the FRM, since our aggregate contributions were made within a twelve-month period, we evaluated the increase in our proportionate share of total assets and equity in earnings as a result of each additional contribution, and in the aggregate, for purposes of assessing the 20% significance tests. Based upon our total assets of $727.5 million and income before income taxes of $44.6 million as of and for the year ended December 31, 2011, an incremental or aggregate increase in our proportionate share of total assets of $145.5 million or incremental or aggregate equity income/loss pickup of more than $8.9 million would be deemed significant. Since CAH OP is operating at or near break-even, our proportionate share of income or losses from CAH OP was not significant for any periods subject to evaluation.

Our additional contributions to CAH OP subsequent to October 5, 2012 are summarized as follows:

•

During the fourth quarter of 2012, we committed an additional $105 million to CAH OP, which was fully invested prior to December 31, 2012. The $105 million investment was below the 20% threshold for the asset and investment tests and was not deemed to be a significant business acquisition under Rule 3-05.

•

In January 2013 and February 2013, we invested an additional $120 million in CAH OP, bringing our total investment subsequent to formation of CAH OP to $225 million. Since the additional investment exceeded the 20% threshold under the asset and investment tests based upon the audited 2011 financial statements, we filed an Item 2.01 and Item 9.01 Form 8-K with each investment, stating that to the extent necessary, audited financial statements of the acquired business and pro forma financial information would be furnished within 75 calendar days of the acquisition date.

•

On March 11, 2013, we filed our Form 10-K for the year ended December 31, 2012. Based upon our total assets of $1,435.6 million and income before income taxes of $70.4 million as of and for the year ended December 31, 2012, an incremental increase in total assets of $287.1 million or incremental equity income/loss pick-up of more than $14.1 million would be deemed significant. Since our cumulative follow-on investments of $225 million were below the revised significance threshold, on March 26, 2013, we amended our previous filed Form 8-Ks to clarify that financial information was no longer required pursuant to Item 9.01.

•

On May 6, 2013, we invested an additional $68 million in CAH OP, bringing our cumulative follow-on investment in CAH OP to $293 million, and filed an Item 2.01/9.01 Form 8-K. As a result of the May 6th investment, we exceeded the significance threshold with respect to our investment in CAH OP based upon our audited 2012 financial statements and intend to file audited financial statements of CAH OP and pro forma financial information within 75 days of the investment date.

Summarized below are calculations of significance, for each investment or series of investments in CAH OP for purposes of evaluating the applicability of Rule 3-05:

(Amounts in millions)	Investment Amount	Cumulative Amount for Asset and Investment Tests (a)	Cumulative Investment as a % of Total Assets as of December 31 (b)
Investment Date			2011	2012
November 13, 2012 to December 21, 2012	$105.0	$105.0	14%	*
January 2, 2013	86.0	191.0	26%	13%
January 3, 2013	14.0	205.0	28%	14%
February 6, 2013	20.0	225.0	31%	16%
May 6, 2013	68.0	293.0	*	20%

*	Indicates that calculation was not applicable as of the contribution date.
(a)	Represents the cumulative amount of the Company’s proportionate share of assets acquired for application of the 20% asset test and cumulative investment in CAH OP for application of the 20% investment test. Due to CAH OP’s minimal leverage, the amounts are not materially different.
(b)	Company’s total assets and income before income taxes used as the basis for evaluation are from the latest audited financial statements on file with the SEC as of the date that audited financial statements of the acquired business and pro forma financial information are required to be filed in an Item 2.01/9.01 Form 8-K. Investments on January 2, January 3 and February 6, 2013 were initially evaluated based upon 2011 audited financial statements. Since the Company filed the 2012 audited financial statements on March 11, 2013, the investments were subsequently evaluated based upon those financial statements for Rule 3-05.

****

The Company acknowledges that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions concerning this letter or if you would like any additional information, please do not hesitate to call me at (310) 552-7230.

Sincerely,

/s/ Darren J. Tangen
Darren J. Tangen Chief Operating Officer, Chief Financial Officer, and Treasurer

cc:	Ronald M. Sanders

Colony Financial, Inc.

David W. Bonser

James E. Showen

Hogan Lovells US LLP